

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Philipp Stratmann
Chief Executive Officer
Ocean Power Technologies, Inc.
28 Engelhard Drive, Suite B
Monroe Township, New Jersey 08831

> **Re: Ocean Power Technologies, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed on June 30, 2023**
>   **File No. 333-273044**

Dear Philipp Stratmann:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed on June 30, 2023

Selling Stockholders, page 11

1. We note the "Number of Shares Which May be Sold in This Offering" column of your selling stockholders' beneficial ownership table includes more shares than the amounts owned prior to the offering by certain stockholders. For example, you disclose in the "Common Stock Beneficially Owned Prior to Offering" column of your table that Mark Gundersen and Attilio Angelini each beneficially own 745,951 and 30,000 shares, respectively, while you disclose in the "Number of Shares Which May be Sold in This Offering" column that they may each sell 911,535 and 35,117 shares, respectively. In addition, your disclosure in this table indicates that John M. Boylston, Trustee of The Deborah A. Coleman Trust, dated April 26, 2006 and other selling stockholders may sell shares even though no shares are owned by such selling stockholders prior to the offering.

Lastly, we note disclosure in this table reflects that the number of shares beneficially owned by selling stockholders prior to the offering is the same as the number of shares owned after the offering, even though the post-offering amount assumes the selling stockholders will sell all of the common stock offered by them. Please revise these disclosures to resolve these discrepancies or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin J. Poli, Esq.